UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Ikena Oncology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45175G108
(CUSIP Number)

March 25, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45175G108

1	NAMES OF REPORTING PERSONS
BRISTOL-MYERS SQUIBB COMPANY 22-0790350

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
2,133,142(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
2,133,142(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,142(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on 35,851,241 shares of Common Stock of the Issuer outstanding after the closing of the Issuer’s initial public offering on March 30, 2021 as provided to the Reporting Persons by the Issuer on April 1, 2021.

CUSIP No. 45175G108

1	NAMES OF REPORTING PERSONS
CELGENE CORPORATION 22-2711928

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
2,133,142(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
2,133,142(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,142(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on 35,851,241 shares of Common Stock of the Issuer outstanding after the closing of the Issuer’s initial public offering on March 30, 2021 as provided to the Reporting Persons by the Issuer on April 1, 2021.

Item 1 (a).	Name of Issuer:

Ikena Oncology, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

645 Summer Street
Suite 101
Boston, MA 02210

Item 2(a).	Name of Persons Filing:

This statement on Schedule 13G is being jointly filed by: (i) Bristol-Myers Squibb Company (“BMS”) and (ii) Celgene Corporation (“Celgene”). Celgene is a direct wholly owned subsidiary of BMS.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

BMS	Celgene
430 East 29th Street	86 Morris Avenue
New York, NY 10016	Summit, NJ 07901

Item 2(c).	Citizenship:

Delaware, U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

45175G 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). (check the box)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,133,142 shares of Common Stock of the Issuer*

(b)	Percent of class: 5.9%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

2,133,142 shares of Common Stock of the Issuer*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

2,133,142 shares of Common Stock of the Issuer*

* Celgene, a direct wholly owned subsidiary of BMS, is the record holder of 2,133,142 shares of Common Stock of the Issuer. BMS does not directly own any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, BMS is deemed to own beneficially the Common Stock that Celgene owns as a record holder.

** The percentage ownership interest is determined based 35,851,241 shares of Common Stock of the Issuer outstanding after the closing of the Issuer’s initial public offering on March 30, 2021 as provided to the Reporting Persons by the Issuer on April 1, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Description

99.1	Joint Filing Agreement, dated April 5, 2021, between BMS and Celgene.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2021

BRISTOL-MYERS SQUIBB COMPANY

/s/ Katherine R. Kelly
Name:	Katherine R. Kelly
Title:	Corporate Secretary

CELGENE CORPORATION

/s/ Phil M. Holzer
Name:	Phil M. Holzer
Title:	President